Exhibit 12.1

AXIS CAPITAL HOLDINGS LIMITED

RATIO OF EARNINGS TO FIXED CHARGE

Year ended December 31,	2008	2007	2006	2005	2004
Earnings: Income before income taxes	$407,485	$1,133,509	$996,902	$100,507	$500,438
Add: fixed charges	33,784	52,188	32,414	31,864	6,104

Earnings for computation	$441,269	$1,185,697	$1,029,316	$132,371	$506,542

Assumed interest component of rent expense (1)	4,583	3,759	3,212	2,637	2,377

Interest expense	29,201	48,429	29,200	29,227	3,727

Total fixed charges	33,784	52,188	32,412	31,864	6,104

Ratio of earnings to fixed charges	13.1	22.7	31.8	4.2	83.0

Preferred share dividends	36,875	36,775	37,295	4,379	-

Total fixed charges and preferred share dividends	$70,659	$88,963	$69,707	$36,243	$6,104

Ratio of earnings to fixed charges and preferred share dividends	6.2	13.3	14.8	3.7	83.0

(1)	33.3% represents a reasonable approximation of the interest factor.